Exhibit 99.7

ZenaTech Closes Second Southeast Region Acquisition, Wallace Surveying Corporation, Set to Become the Third Acquisition to Power Its National Drone as a Service (DaaS) Business

Vancouver, British Columbia, (April 3, 2025) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drone, Drone-as-a-Service (DaaS), enterprise SaaS and Quantum Computing solutions, announces that it has closed the acquisition of Wallace Surveying Corporation (“Wallace”) of West Palm Beach, Florida, a well-established land survey company with thirty years of experience. Wallace provides construction and land development surveys delivering accurate and reliable data that supports project planning and design for developers, contractors, engineers, and architect customers.

This is ZenaTech’s second acquisition in the Southeast region as part of a larger national roll-up strategy to disrupt the land survey industry by accelerating the use of drones for speed and accuracy benefits. The acquisition also further powers the Company’s national Drone as a Service, or DaaS, business as the third US acquisition set to provide access to the ZenaDrone 1000 and the IQ series.  These multifunction drones are set to provide a variety of services including power line inspections, precision agriculture, law enforcement, and search and rescue for natural disasters such as hurricanes.

“Wallace Surveying Corporation is well respected in the South Florida business community with longstanding existing customer relationships. Its team brings considerable expertise toward our goal of innovating land surveys at scale leveraging advanced drone data collection, data management, mapping and digital deliverables. This acquisition is another step towards our vision to create a national DaaS business, bringing AI drone efficiencies and precision to a variety of legacy verticals and manual tasks,” said CEO Shaun Passley, Ph.D.

ZenaTech’s Drones as a Service or DaaS model is similar to Software as a Service (SaaS), but instead of providing software solutions over the Internet, the company will offer ZenaDrone solutions and services on a subscription or pay-per-use basis. Customers can conveniently access drones for eliminating manual or time-consuming tasks achieving more precision, such as for surveying, inspections, security and law enforcement, or farming precision agriculture applications, without having to buy, operate, or maintain the drones themselves.

The DaaS business model offers customers such as government agencies, real estate developers, construction firms, farmers or energy companies reduced upfront costs as there is no need to purchase expensive drones, as well as convenience, as there is no need to manage maintenance and operation. The model also offers scalability to use more often or less often based on business needs and enables access to advanced drone technology sensors or attachments like spraying, without the need for specialized training.

Accurate land surveys are essential for the planning, designing, and executing of roads, bridges, and building projects for cities, commercial, and residential projects, and are required for legal purposes. Remotely piloted drones with an array of sensors and cameras, LiDAR (Light Detection and Ranging), and GPS systems for capturing high-resolution pictures and data are revolutionizing the land survey industry gathering aerial data across expansive terrains in a matter of hours instead of weeks or months using more traditional photogrammetry methods.

According to Fact.MR, the global drone surveying market is poised for substantial growth and is expected to be worth over USD $8 billion globally by 2030. This market is expanding at a CAGR of 15-20%, driven by increasing demand from industries such as construction, agriculture, and infrastructure development. In particular

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy and cost savings. The Company operates through seven global offices in North America, Europe, Taiwan, and UAE, and is growing a DaaS business model and global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an indoor/outdoor drone designed for land survey and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.